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                               CERTIFICATE OF AMENDMENT
                                           OF
                              SECOND AMENDED AND RESTATED
                              CERTIFICATE OF INCORPORATION
                                           OF
                                     NOGATECH, INC.


Nogatech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

       DOES HEREBY CERTIFY:

       FIRST: That acting by unanimous written consent, the Board of Directors of Nogatech, Inc. duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that approval of said amendment be obtained from a majority of the holders of issued and outstanding Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock of said corporation entitled to vote. The resolutions setting forth the proposed amendment are as follows:

               RESOLVED: That Section A of Article IV of this corporation's Second Amended and Restated Certificate of Incorporation be amended such that a new paragraph shall be inserted immediately following the first paragraph of Section A of Article IV, which new paragraph shall read in its entirety as follows:

                    "Upon the filing of this amendment to the Certificate of
               Incorporation with the Secretary of State of the State of Delaware, each two (2) shares of Common Stock issued and outstanding immediately prior to the time of such filing shall automatically be converted into and reconstituted as one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares of Common Stock shall be issued upon the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled (after aggregating all such shares of Common Stock to which such holder is entitled), the Corporation shall pay in cash to such holder the fair market value of such shares on the effective date of the Reverse Stock Split as reasonably determined by the Board of Directors of the Corporation."

       SECOND: That thereafter, the stockholders of said corporation approved said amendment by written consent in lieu of a meeting in accordance with
Section 228 of the General Corporation law of the State of Delaware, and the necessary number of shares of


                                       1
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Common Stock, Series A Convertible Preferred Stock and Series B Convertible
Preferred Stock as required by statute were voted in favor of the amendment.

       THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

       IN WITNESS WHEREOF, said Nogatech, Inc. has caused this certificate to be signed by Dr. Arie Heiman, its Chief Executive Officer, this 12th day of April, 2000.

                                     NOGATECH, INC.


                                     By: /s/ Arie Heiman
                                        ----------------------------
                                             Dr. Arie Heiman,
                                             Chief Executive Officer